Exhibit 4.28
EXECUTION COPY
AMENDMENT TO INTERNATIONAL PROGRAM RIGHTS AGREEMENT
This Amendment (this “Amendment”) is entered into as of December 20, 2010 by and between Univision Communications Inc. (“Univision”) and Grupo Televisa, S.A.B. (“Televisa”), and amends, as between Univision and Televisa only, that certain Amended and Restated International Program Rights Agreement (the “Existing IPRA”) dated December 19, 2001, by and among Univision, Televisa and Venevision International, Inc. (“Venevision”). Capitalized terms used but not defined herein shall have the meanings specified in the Existing IPRA.
WHEREAS, Univision and Televisa desire to amend the Existing IPRA as between Univision and Televisa in order to effectuate a reversion to Univision of the right, title and interest in and to the Grandfathered Programs and New Programs that were granted to Televisa pursuant to the Existing IPRA; provided, that this Amendment shall not affect the rights, entitlements and obligations of Venevision under the Existing IPRA.
WHEREAS, Univision and Televisa are entering into that certain 2011 International Sales Agency Agreement, dated concurrently herewith, pursuant to which Univision shall grant Televisa the right to act as Univision’s sales agent for certain third party distribution arrangements for certain audiovisual content in the Remainder Territory (the “Sales Agency Agreement”).
WHEREAS, Televisa, S.A. de C.V. and Univision are entering into that certain 2011 Program License Agreement, dated concurrently herewith, pursuant to which, among other things, Televisa, S.A. de C.V. will grant to Univision certain rights to broadcast in the Territory (as defined therein) certain audiovisual content originally produced in the Spanish language or with Spanish subtitles produced or acquired by Televisa or entities controlled by Televisa, on terms and conditions set forth therein (the “2011 PLA”).
WHEREAS, Videoserpel LTD (a controlled affiliate of Televisa) and Univision are entering into that certain Mexico License Agreement, dated concurrently herewith, pursuant to which, among other things, Univision will grant to Televisa certain rights to broadcast in Mexico certain audiovisual content originally produced in the Spanish language or with Spanish subtitles produced or acquired by Univision or entities controlled by Univision, on terms and conditions set forth therein (the “Mexico License Agreement”).
WHEREAS, Broadcasting Media Partners, Inc., BMP Services II, LLC, Univision, Televisa and Televisa Pay-TV Venture, Inc. are entering into that certain Investment Agreement, dated concurrently herewith, pursuant to which, among other things, Televisa will make, directly or indirectly, an investment in Broadcasting Media Partners, Inc. and BMP Services II, LLC and acquire certain rights with respect thereto (such agreement, together with all other related agreements and instruments as may be required in connection therewith, the “Investment Agreement”).
WHEREAS, each of the parties is delivering to the other party, concurrently herewith, a duly executed release and stipulation of discontinuance with prejudice of any and all of such party’s actions, suits and proceedings pending or threatened, claims, damages and causes of action against the other party relating to certain agreements specified in such release and stipulation (the “Mutual Release”), on the terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:
A. AMENDMENTS TO THE EXISTING IPRA. The parties agree that as between Univision and Televisa only (and without any effect on the rights, entitlements and obligations of Venevision), the Existing IPRA is hereby amended, effective as of the date hereof, as follows:
1. Grandfathered Programs. It is the intent of Univision and Televisa to effectuate a reversion to Univision of all of the rights in and to the Grandfathered Programs granted to Televisa pursuant to the Existing IPRA. In furtherance of the foregoing:
1.1 Reversion of Televisa Rights to Grandfathered Programs. Section 1.2(a) of the Existing IPRA is hereby amended and restated in its entirety to read as follows:
“On January 1, 2011, all rights in and to Grandfathered Programs granted to Televisa pursuant to Section 1.1 shall immediately and automatically (without any action by either party) revert to Univision, and Televisa shall have no further right to any Grandfathered Program under this Agreement.”
1.2 Rights, Licenses and Encumbrances Relating to Grandfathered Programs. Without limiting anything contained in Section A.1.1:
(a) Schedules of Rights, Licenses and Encumbrances. Televisa represents and warrants that (i) it has provided a true and correct copy of the Grandfathered Program Distribution Agreement, dated as of June 1, 2006, by and between Televisa, S.A. de C.V. and Venevision International, LLC (the “Distribution Agreement”); (ii) it has not entered into any amendment of the Distribution Agreement or otherwise consented to any change to the respective rights of Televisa and Venevision in and to the Grandfathered Programs in the Remainder Territory; and (iii) Schedule A attached hereto sets forth a full and complete list of all licenses and other encumbrances relating to the Grandfathered Programs entered into by Televisa with any third party in the territories for which the Grandfathered Program rights are controlled by Televisa.
(b) No Changes, Extensions or Amendments. Televisa shall not, and shall not have the right or ability to, without the prior written consent of Univision, (i) change, or deliver notice to Univision following the date hereof that would change, its rights in and to the Grandfathered Programs as set forth in the Distribution Agreement; or (ii) extend or otherwise amend any of the licenses or encumbrances set forth in Schedule B.
2. New Programs. It is the intent of Univision and Televisa to effectuate a reversion to Univision of all of the rights in and to the New Programs granted to Televisa pursuant to the Existing IPRA. In furtherance of the foregoing:
2.1 Reversion of Televisa Rights to New Programs. Section 2.2(a) of the Existing IPRA is hereby amended and restated in its entirety to read as follows:

“On January 1, 2011, all rights in and to New Programs granted to Televisa pursuant to Section 2.1 shall immediately and automatically (without any action by either party) revert to Univision, and Televisa shall have no further right to any New Program under this Agreement.”
2.2 Clarification Regarding Effect of Televisa Investment. For the avoidance of doubt, notwithstanding Section 2.2(a) of the Existing IPRA, Televisa’s investment in Broadcasting Media Partners, Inc. and BMP Services II, LLC pursuant to the Investment Agreement shall not in any way limit the effectiveness of the reversion to Univision of Televisa’s rights to New Programs pursuant to Section A.2.1.
3. Univision Rights. As between Univision and Televisa, Section 3 of the Existing IPRA is hereby deemed to be deleted in its entirety, and to have no further force or effect.
4. Other Networks. As between Univision and Televisa, Section 4 of the Existing IPRA is hereby deemed to be deleted in its entirety, and to have no further force or effect.
5. Rights of First Negotiation and Offer.
5.1 Joint Right of First Negotiation. Notwithstanding entering into the Sales Agency Agreement, the parties acknowledge and agree that, until the date that Venevision’s applicable rights under the Existing IPRA terminate or are waived (but in no event later than December 19, 2017), (a) Section 5.1 of the Existing IPRA shall remain in full force and effect; and (b) they shall fully comply with their respective obligations under Section 5.1 of the Existing IPRA. At such time as Venevision’s rights under Section 5.1 terminate or are waived (which in no event shall be later than December 19, 2017), Section 5.1 of the Existing IPRA shall be deleted in its entirety, and shall have no further force or effect.
5.2 Right of First Offer. As between Univision and Televisa, Section 5.2 of the Existing IPRA is hereby deemed to be deleted in its entirety, and to have no further force or effect.
6. Cost Obligations. As between Univision and Televisa, Section 6 of the Existing IPRA is hereby deemed to be deleted in its entirety, and to have no further force or effect.
7. Internet. As between Univision and Televisa, Section 7 of the Existing IPRA is hereby deemed to be deleted in its entirety, and to have no further force or effect.
8. Representations and Warranties of Univision. As between Univision and Televisa, Section 9 of the Existing IPRA is hereby deleted in its entirety, and shall have no further force or effect.
9. Indemnification.
9.1 Losses Arising From Venevision Claims. Notwithstanding anything contained in Section 10 of the Existing IPRA, the parties hereby acknowledge and agree that neither party shall be required to indemnify or hold harmless the other party or its directors, officers, employees, agents, shareholders, partners or Affiliates (collectively, the “Indemnitees”) against any Losses which any of the Indemnitees may suffer arising out of or relating to any claim, proceeding or other action brought by Venevision relating to this Amendment or any of Venevision’s rights, entitlements or obligations under the Existing IPRA.

9.2 Losses Prior to the Televisa Closing. The parties acknowledge and agree that neither party shall be required to indemnify or hold harmless the Indemnitees of the other party against any Losses incurred or suffered, or relating to events or inaccuracies occurring, prior to the Televisa Closing (it being understood that pursuant to the Mutual Release, the parties have released each other of their respective obligations with respect to such Losses, events and inaccuracies).
10. Term. Section 11 of the Existing IPRA is hereby amended and restated in its entirety to read as follows:
“The term of this Agreement (the “Term”) shall be until December 17, 2017.”
11. Miscellaneous. Except as expressly amended herein, the Existing IPRA shall remain in full force and effect.
B. OTHER TERMS AND CONDITIONS.
1. Retained Interest. Without limiting anything contained in this Amendment, to the extent that Televisa retains any right, title or interest in or to any Programs (a “Retained Interest”) under the Existing IPRA for any reason (notwithstanding Sections A.1.1 and A.2.1 and the parties’ mutual intent that all rights to all Programs shall revert to Univision immediately and automatically (without any action by either party) on January 1, 2011), Televisa and Univision agree to take all actions necessary to achieve, to the extent possible, the economic, business and other purposes of the reversion of the Retained Interest from Televisa to Univision hereunder. Without limiting the generality of the foregoing, Televisa shall enforce, at the request of Univision, any rights of Univision arising from such Retained Interest against Venevision under the Existing IPRA until such time as the parties and Venevision have agreed to the assignment of the Distribution Agreement to Univision or an alternative arrangement with respect to the division of rights in the Remainder Territory.
2. Efforts. The parties will use commercially reasonable efforts to obtain any consents or waivers (including from Venevision) as necessary to effectuate the terms of this Agreement or the terms of the Sales Agency Agreement that would take effect on the Venevision Rights Termination Date (as defined therein).
3. Dispute Resolution. All disputes between Univision and Televisa arising out of or relating to this Amendment shall be subject, mutatis mutandis, to the dispute resolution procedures, specific performance, jurisdiction, venue and service of process provisions set forth in Sections 15.2, 15.3, 15.5, and 19.5 of the 2011 PLA.
4. Representations and Warranties. Each party hereby represents and warrants that it is free to enter into and fully perform this Amendment.

5. Reference to and Effect on the Existing IPRA; Entire Agreement. This Amendment shall pertain only to the matters expressly referred to herein, shall be effective only for the limited purposes set forth herein, and shall only be effective as between Univision and Televisa (without any effect as to the rights, entitlements and obligations of Venevision under the Existing IPRA). The Existing IPRA and this Amendment constitute the entire agreement of the parties with respect to the subject matter hereof, there being no other agreements or understandings, oral, written or otherwise, respecting such subject matter, any such agreement or understanding being superseded hereby.
6. Modification. This Amendment shall not be modified or waived in whole or in part except in writing signed by an officer of the party to be bound by such modification or waiver.
7. Waiver of Breach. A waiver by one party of any breach or default by the other party shall not be construed as a waiver of any other breach or default whether or not similar and whether or not occurring before or after the subject breach.
8. Notices. All notices and other communications required or permitted hereunder shall be in writing, shall be deemed duly given upon actual receipt, and shall be delivered (a) in person, (b) by a generally recognized overnight courier service which provides written acknowledgment by the addressee of receipt, or (c) by both (i) facsimile and (ii) email or other generally accepted means of electronic transmission, addressed as set forth in Schedule B or to such other addresses as may be specified by like notice to the other parties.
9. Assignments. Either party may assign its rights hereunder and delegate its duties hereunder, in whole or in part, to an Affiliate able to perform the assignor’s obligations hereunder, and any party may assign its rights hereunder and delegate its duties hereunder to any person or entity to which all or substantially all of such party’s businesses and assets are pledged or transferred. No such assignment or delegation shall relieve any party of its obligations hereunder. Any such assignment or delegation authorized pursuant to this Section B.9 shall be pursuant to a written agreement in form and substance reasonably satisfactory to the parties. Except as otherwise expressly provided herein, neither this Amendment nor any rights, duties or obligations hereunder may be assigned or delegated by any of the parties, in whole or in part, whether voluntarily, by operation of law or otherwise. Any attempted assignment or delegation in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the parties. Nothing contained herein, express or implied, is intended to confer on any person other than the parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Amendment.
10. Governing Law. This Amendment and the legal relations among the parties shall be governed by and construed in accordance with the laws of the State of California applicable to contracts between California parties made and performed in that State, without regard to conflict of laws principles.
11. Further Assurances. Each party hereto agrees to execute any and all additional documents and do all things and perform all acts necessary or proper to further effectuate or evidence this Amendment including any required filings with the United States Copyright Office.

12. Counterparts. This Amendment may be executed in counterparts, each of which shall be an original instrument and all of which, when taken together, shall constitute one and the same agreement.
13. Severability. If any provision of this Amendment, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, then the remainder of this Amendment and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated; provided, that the aggregate of all such provisions found to be invalid or unenforceable does not materially affect the benefits and obligations of the parties of the Amendment taken as a whole.
14. Headings. The subject headings of the sections and sub-sections of this Amendment are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the terms and conditions of this Amendment.
[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

UNIVISION COMMUNICATIONS INC.

By:	/s/ Andrew W. Hobson

Title:	Senior Executive Vice President

GRUPO TELEVISA, S.A.B.

By:	/s/ Salvi Rafael Folch Viadero

Title:	Attorney-in-Fact

By:	/s/ Joaquín Balcárcel Santa Cruz

Title:	Attorney-in-Fact

SCHEDULE A
GRANDFATHERED PROGRAMS LICENSES AND ENCUMBRANCES
Televisa entered into the following, currently in force as of the date hereof, license agreements relating to the Grandfathered Programs with third parties in the territories for which the Grandfathered Program rights are controlled by Televisa as set forth in Schedule A.

Grandfathered
	Licensee	Territory(ies)	Program(s)	Term
1	Red Uno de Bolivia, S.A.	Bolivia	(a) Sábado Gigante; (b) Cristina; and (c) Primer Impacto	From January 1, 2010 to December 31, 2011

2	Televisión Ecuatoriana Telerama, S.A.	Ecuador	Sábado Gigante	From July 1, 2010 to June 30, 2011

3	Telecorporación Salvadoreña, Inc.	El Salvador	(a) Aquí y Ahora; (b) Cristina Edición Especial; (c) Noticiero Univision; (d) Noticiero Univision Última Hora; (e) Noticiero Univision Fin de Semana; (f) Primer Impacto; (g) Primer Impacto Fin de Semana; and (h) Sábado Gigante	From June1, 2010 to May 31, 2013

4	Telecorporación Salvadoreña, Inc.	El Salvador	Primer Impacto Extra	From September 13, 2010 to May 31, 2013

5	Compañía Televisora Hondureña, S.A.	Honduras	(a) Aquí y Ahora; (b) Cristina Edición Especial; (c) Noticiero Univision; (d) Noticiero Univision Fin de Semana; (e) Noticiero Univision Última Hora; (f) Primer Impacto; (g) Primer Impacto Fin de Semana; (h) Primer Impacto Extra; and (i) Sábado Gigante	From June 1, 2010 to May 31, 2011

Grandfathered
	Licensee	Territory(ies)	Program(s)	Term
6	Las Arenas Canal 9 Canarias, S.L.	Canary Islands	Cristina	From May 15, 2008 to December 15, 2010

7	CME Programming BV	Rumania and Moldavia	Cristina (“Cuidado Con El Ángel” Cast)	From July 6, 2009 to July 5, 2012

8	CME Programming BV	Rumania and Moldavia	Cristina (“En Nombre Del Amor” Cast)	From March15, 2010 to March 14, 2013

9	CME Programming BV	Rumania and Moldavia	Cristina (“Mañana Es Para Siempre” Cast)	From March15, 2010 to March 14, 2013

10	CME Programming BV	Rumania and Moldavia	Cristina (“Sortilegio” Cast)	From June 1, 2010 to May 31, 2013

11	CME Programming BV	Rumania and Moldavia	Cristina (“Los 50 Famosos Más Bellos”	From June 1, 2010 to May 31, 2013

12	CME Programming BV	Rumania and Moldavia	Cristina (“Mi Pecado” Cast)	From January 1, 2011 to December 31, 2013

13	MPI Romania BV	Rumania and Moldavia	Cristina (“Destilando Amor” Cast)	From January 1, 2008 to December 31, 2010

14	MPI Romania BV	Rumania and Moldavia	Cristina (“Que Ha Sido De Tu Vida”)	From January 31, 2008 to January 30, 2011

15	MPI Romania BV	Rumania and Moldavia	Cristina (“Con Fernando Colunga”)	From March 15, 2009 to March 14, 2012

16	MPI Romania BV	Rumania and Moldavia	Cristina (“Los Rostros Más Bellos”)	From September 1, 2009 to August 31, 2012

Grandfathered
	Licensee	Territory(ies)	Program(s)	Term
17	MPI Romania BV	Rumania and Moldavia	Cristina (“Con Thalia 2008”)	From September 1, 2008 to August 31, 2011

18	MPI Romania BV	Rumania and Moldavia	Cristina (“Con Gaby Spanic, Erika Buenfil y Laura Flores”)	From October 1, 2008 to September 30, 2011

19	MPI Romania BV	Rumania and Moldavia	Premio Lo Nuestro 2009	From April 1, 2009 to March 31, 2012

20	Corporación Medcom Panamá, S.A.	Panama	(a) Sábado Gigante; and (b) Primer Impacto	From January 1, 2008 to December 31, 2010

SCHEDULE B

NOTICES
If to Televisa:
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga, 2000
Edificio A, Piso 4
Col. Zedec Santa Fe
01210 Mexico, Distrito Federal
Attn: Salvi Folch / Joaquín Balcárcel
Facsimile No.: (52)55.261.25.46
With a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10018
United States of America
Attn: Herbert M. Wachtell, Esq.
Joshua R. Cammaker, Esq.
Facsimile No.: 212-403-2000
If to Licensee:
Univision Communications, Inc.
5999 Center Drive
Los Angeles, California 90045
Attn: Phyllis Verdugo
Facsimile No.: (310) 348-3677
With a copy to:
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, California 90067
Attn: Steven L. Grossman, Esq.
Christopher D. Brearton, Esq.
Facsimile No.: (310) 246-6727